UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2008

Commission File Number 001-09178

KOOR INDUSTRIES LTD.

 (Translation of registrant's name into English)

Azrieli Center 3, Triangle Tower - 43rd Floor, Tel Aviv 67023, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F [X]	FORM 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [X]	NO __

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

KOOR INDUSTRIES LTD. /s/ Zvi Fisher By: Zvi Fisher Title: General Counsel and Corporate Secretary
Dated: January 10, 2008

DESCRIPTION	EXHIBIT
A. Koor Industries Ltd. report on Form 053 regarding Makhteshim Agan – Preliminary assessments with regard to financial results	99-1